Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2026 Results

TORONTO, August 5, 2026 - Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the second quarter ended June 30, 2026:

●	Strong revenue growth in the second quarter
¡	Total company revenues up 9% / organic revenues up 8%
¡	Organic revenues up 10% for the “Big 3” segments (Legal Professionals, Corporates and Tax, Audit & Accounting Professionals)
●	Raised full-year 2026 total and organic revenue growth outlook to approximately 8.0% for the total company, and to a range of 9.5% to 10.0% for the “Big 3” segments
●

Announced signing of definitive agreement with KKR to form a joint venture to operate the Global Print business, where Thomson Reuters will sell a 51% stake to capital accounts advised by KKR with Thomson Reuters receiving approximately $500 million in gross proceeds on closing

●	Completed $605 million return of capital transaction on May 4, 2026 and reduced share count by approximately 6.5 million shares by way of share consolidation
●	Completed $600 million share repurchase program announced on February 25, 2026
●	Repaid $500 million 3.35% notes in May 2026

“We saw strong momentum continue in the second quarter, underscored by 10% organic revenue growth in our “Big 3” segments,” said Steve Hasker, President and CEO of Thomson Reuters. “Our priority for the second half of the year is further deepening our leadership in trusted Fiduciary-Grade AI solutions. We are very pleased with the recent release of CoCounsel Legal and the very strong evaluation results of the first production ready version of the Thomson LLM. The recently announced Global Print transaction with KKR allows us to sharpen our focus on content-powered AI solutions that provide fiduciary grade outcomes for our professional markets.”

Consolidated Financial Highlights - Three Months Ended June 30

Three months ended June 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2026	2025	Change
IFRS Financial Measures(1)
Revenues	$1,954	$1,785	9%
Operating profit	$558	$436	28%
Diluted earnings per share (EPS)	$1.02	$0.69	48%
Net cash provided by operating activities	$920	$746	23%

	2026	2025	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				9%
Organic revenue growth				8%
Adjusted EBITDA	$745	$678	10%	9%
Adjusted EBITDA margin	38.1%	37.8%	30bp	20bp
Adjusted EPS	$0.99	$0.87	14%	13%
Free cash flow	$727	$566	29%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Revenues increased 9% due to 9% growth in recurring revenues (82% of total revenues) and 16% growth in transactions revenues, partly offset by a 3% decline in Global Print. Total company revenue growth benefited approximately 1% from foreign currency and 1% from net acquisitions and disposals.

●	Organic revenues increased 8% reflecting 9% growth in recurring revenues, 11% growth in transactions revenues and a 3% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 10% and collectively comprised 83% of total revenues.

Operating profit increased 28%, primarily due to the net impact of higher revenues and operating expenses as well as other operating gains in the current-year period, partly offset by higher amortization of software.

●

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 10% and the related margin increased to 38.1% from 37.8% in the prior-year period. Foreign currency contributed 10 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS increased to $1.02 per share compared to $0.69 per share in the prior-year period, primarily due to higher operating profit and, to a lesser extent, a benefit from a reduction in weighted-average common shares outstanding.

●

Adjusted EPS increased to $0.99 per share compared to $0.87 per share in the prior-year period, primarily due to higher adjusted EBITDA and a benefit from a reduction in weighted-average common shares outstanding, partly offset by higher amortization of internally developed software.

Net cash provided by operating activities increased by $174 million primarily due to higher cash benefits from the net impact of higher revenues and operating expenses and certain favorable changes in working capital.

●	Free cash flow increased by $161 million primarily due to higher net cash provided by operating activities, partly offset by higher capital expenditures.

Thomson Reuters Reports Second-Quarter 2026 Results

Highlights by Customer Segment – Three Months Ended June 30

(Millions of U.S. dollars) (unaudited)

	Three months ended
	June 30,		Change
	2026	2025(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$772	$704	10%	9%	10%
Corporates	537	480	12%	11%	10%
Tax, Audit & Accounting Professionals	311	274	14%	12%	8%

“Big 3” Segments Combined(1)	1,620	1,458	11%	10%	10%
Reuters	229	218	5%	5%	4%
Global Print	111	114	-3%	-3%	-3%
Eliminations/Rounding	(6)	(5)

Total Revenues	$1,954	$1,785	9%	9%	8%

Adjusted EBITDA(1)
Legal Professionals	$371	$339	10%	9%
Corporates	200	172	17%	15%
Tax, Audit & Accounting Professionals	120	110	9%	7%

“Big 3” Segments Combined(1)	691	621	12%	10%
Reuters	48	45	5%	10%
Global Print	42	41	2%	1%
Corporate costs	(36)	(29)	n/a	n/a

Total Adjusted EBITDA	$745	$678	10%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.1%	48.1%	0bp	-10bp
Corporates	37.2%	35.7%	150bp	130bp
Tax, Audit & Accounting Professionals	38.7%	38.9%	-20bp	-40bp
“Big 3” Segments Combined(1)	42.7%	42.3%	40bp	30bp
Reuters	20.8%	20.8%	0bp	80bp
Global Print	37.7%	36.0%	170bp	150bp
Total Adjusted EBITDA Margin	38.1%	37.8%	30bp	20bp

(1)  The company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  For comparative purposes, 2025 segment results have been revised to reflect the current period presentation. For additional information, including a summary of how the changes impacted results for the three and six months ended June 30, 2025, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Second-Quarter 2026 Results

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as the company believes this provides the best basis to measure performance.

Legal Professionals

Revenues increased 9% at constant currency. Organic revenue growth was 10%.

●	Recurring revenues increased 9% (97% of total, all organic). Organic revenue growth was primarily driven by Westlaw and CoCounsel.
●	Transactions revenues increased 16% (3% of total, 18% organic) driven by CLEAR.

Adjusted EBITDA increased 10% to $371 million.

●	The margin was 48.1%, unchanged from the prior-year period.

Corporates

Revenues increased 11% at constant currency. Organic revenue growth was 10%.

●	Recurring revenues increased 9% (86% of total, all organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, Indirect Tax, Pagero, CLEAR and the segment’s international businesses.
●

Transactions revenues increased 27% (14% of total, 24% organic). Organic revenue growth was primarily driven by Confirmation, Pagero, Trust, Checkpoint, Indirect Tax and the segment’s international businesses.

Adjusted EBITDA increased 17% to $200 million.

●	The margin increased to 37.2% from 35.7% driven by operating leverage. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 20 basis points.

Tax, Audit & Accounting Professionals

Revenues increased 12% at constant currency, including the acquisition impact of SafeSend in the prior-year period, which is reflected in transactions revenues. Organic revenue growth was 8%.

●

Recurring revenues increased 9% (67% of total, all organic). Organic revenue growth was primarily driven by tax and audit products, including GoSystem and CoCounsel, as well as Cloud Audit Suite and the segment’s Latin America business.

●	Transactions revenues increased 17% (33% of total, 6% organic). Organic revenue growth was primarily driven by SafeSend.

Adjusted EBITDA increased 9% to $120 million.

●	The margin decreased to 38.7% from 38.9%. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 20 basis points.

The Tax, Audit & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Second-Quarter 2026 Results

Reuters

Revenues increased 5% at constant currency (4% organic), primarily due to higher Agency revenues and a contractual price increase from the company’s news agreement with the Data & Analytics business of London Stock Exchange Group.

Adjusted EBITDA increased 5% to $48 million and the margin was 20.8%, unchanged from the prior-year period. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 80 basis points.

Global Print

Revenues decreased 3% at constant currency, all organic, driven by lower shipment volumes.

Adjusted EBITDA increased 2% to $42 million, and the margin increased to 37.7% from 36.0%, reflecting lower expenses.

Corporate Costs

Corporate costs were $36 million compared to $29 million in the prior-year period.

Consolidated Financial Highlights - Six Months Ended June 30

Six months ended June 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2026	2025	Change
IFRS Financial Measures(1)
Revenues	$4,041	$3,685	10%
Operating profit	$1,197	$999	20%
Diluted EPS	$2.05	$1.65	24%
Net cash provided by operating activities	$1,425	$1,191	19%

	2026	2025	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				9%
Organic revenue growth				8%
Adjusted EBITDA	$1,626	$1,487	9%	9%
Adjusted EBITDA margin	40.2%	40.1%	10bp	30bp
Adjusted EPS	$2.22	$2.00	11%	11%
Free cash flow	$1,059	$843	26%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Revenues increased 10% due to 10% growth in recurring revenues (79% of total revenues) and 15% growth in transactions revenues, partly offset by a 3% decline in Global Print. Total company revenue growth benefited approximately 1% from foreign currency and 1% from net acquisitions and disposals.

●	Organic revenues increased 8% reflecting 8% growth in recurring revenues, 10% growth in transactions revenues and a 4% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 84% of total revenues.

Operating profit increased 20%, primarily due to the net impact of higher revenues and operating expenses as well as other operating gains in the current-year period, partly offset by higher amortization of software.

●

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 9% and the related margin increased to 40.2% from 40.1% in the prior-year period. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 20 basis points.

Diluted EPS increased to $2.05 per share compared to $1.65 per share in the prior-year period, primarily due to higher operating profit and, to a lesser extent, a benefit from a reduction in weighted-average common shares outstanding.

●

Adjusted EPS increased to $2.22 per share compared to $2.00 per share in the prior-year period, primarily due to higher adjusted EBITDA and a benefit from a reduction in weighted-average common shares outstanding, partly offset by higher amortization of internally developed software.

Net cash provided by operating activities increased by $234 million primarily due to higher cash benefits from the net impact of higher revenues and operating expenses and certain favorable changes in working capital.

●	Free cash flow increased by $216 million primarily due to higher net cash provided by operating activities, partly offset by higher capital expenditures.

Thomson Reuters Reports Second-Quarter 2026 Results

Highlights by Customer Segment – Six Months Ended June 30

(Millions of U.S. dollars) (unaudited)

	Six months ended
	June 30,		Change
	2026	2025(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$1,528	$1,392	10%	9%	9%
Corporates	1,145	1,028	11%	10%	10%
Tax, Audit & Accounting Professionals	721	632	14%	13%	9%

“Big 3” Segments Combined(1)	3,394	3,052	11%	10%	9%
Reuters	441	414	6%	6%	5%
Global Print	223	230	-3%	-4%	-4%
Eliminations/Rounding	(17)	(11)

Total Revenues	$4,041	$3,685	10%	9%	8%

Adjusted EBITDA(1)
Legal Professionals	$736	$675	9%	9%
Corporates	443	387	15%	14%
Tax, Audit & Accounting Professionals	341	318	7%	6%

“Big 3” Segments Combined(1)	1,520	1,380	10%	9%
Reuters	82	84	-3%	4%
Global Print	85	85	0%	-1%
Corporate costs	(61)	(62)	n/a	n/a

Total Adjusted EBITDA	$1,626	$1,487	9%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.2%	48.4%	-20bp	-20bp
Corporates	38.7%	37.6%	110bp	130bp
Tax, Audit & Accounting Professionals	47.3%	48.9%	-160bp	-140bp
“Big 3” Segments Combined(1)	44.8%	44.9%	-10bp	0bp
Reuters	18.6%	20.4%	-180bp	-50bp
Global Print	38.2%	36.9%	130bp	120bp
Total Adjusted EBITDA Margin	40.2%	40.1%	10bp	30bp

(1)  The company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  For comparative purposes, 2025 segment results have been revised to reflect the current period presentation. For additional information, including a summary of how the changes impacted results for the three and six months ended June 30, 2025, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

2026 Outlook

The company raised its 2026 full-year outlook for total and organic revenue growth for the total company and its “Big 3” segments to reflect the performance of its businesses during the first six months of the year. All other metrics are unchanged from the previous 2026 full-year outlook communicated on May 5, 2026.

The company’s outlook for 2026 in the table below assumes constant currency rates and incorporates the February 2026 Noetica acquisition, but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

Thomson Reuters Reports Second-Quarter 2026 Results

The company signed a definitive agreement to enter into a joint venture with KKR. As part of the transaction, Thomson Reuters will sell a 51% stake in its Global Print business to capital accounts advised by KKR. Thomson Reuters will receive approximately $500 million in gross proceeds at closing. The transaction is expected to close in the fourth quarter of 2026, subject to specified regulatory approvals and customary closing conditions. The company’s full-year 2026 outlook includes the forecasted results of the Global Print segment, consistent with its prior 2026 full-year outlooks. The company will report its Global Print business as a discontinued operation when it releases its third quarter results and plans to provide an updated full-year 2026 outlook at that time.

The company’s 2026 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Reported Full-Year 2025 Results and Full-Year 2026 Outlook

Total Thomson Reuters	FY 2025 Reported	FY 2026 Outlook 2/5/2026	FY 2026 Outlook 5/5/2026	FY 2026 Outlook 8/5/2026

Total Revenue Growth	3%(2)	7.5% - 8.0%	Unchanged	~ 8.0%

Organic Revenue Growth(1)	7%	7.5% - 8.0%	Unchanged	~ 8.0%

Adjusted EBITDA Margin(1)	39.2%	+100bps vs 2025	Unchanged	Unchanged

Corporate Costs	$118 million	$115 - $125 million	Unchanged	Unchanged

Free Cash Flow(1)	$1.95 billion	~ $2.1 billion	Unchanged	Unchanged

Accrued Capex as % of Revenues(1)	8.2%	~ 8.0%	Unchanged	Unchanged

Depreciation & Amortization of Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$832 million $626 million $206 million	$890 - $910 million $680 - $690 million $210 - $220 million	Unchanged Unchanged Unchanged	Unchanged Unchanged Unchanged

Net Interest Expense	$143 million	$150 - $160 million	$180 - $190 million	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	18.5%	~ 19%	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2025 Reported	FY 2026 Outlook 2/5/2026	FY 2026 Outlook 5/5/2026	FY 2026 Outlook 8/5/2026

Total Revenue Growth	4%(2)	~ 9.5%	Unchanged	9.5% - 10.0%

Organic Revenue Growth	9%	~ 9.5%	Unchanged	9.5% - 10.0%

Adjusted EBITDA Margin	43.6%	+100bps vs 2025	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

The company’s third-quarter 2026 outlook includes the forecasted results of the Global Print segment, consistent with its prior 2026 quarterly outlooks. The company expects its third-quarter 2026 organic revenue growth to be approximately 8% and its adjusted EBITDA margin to be approximately 36%.

Thomson Reuters Reports Second-Quarter 2026 Results

The information in this section is forward-looking. Actual results, which will include the impact of currency, and future acquisitions and dispositions completed during 2026 may differ materially from the company’s 2026 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Global Print Transaction

On July 14, 2026, Thomson Reuters announced that it signed a definitive agreement to enter into a joint venture with KKR, a leading global investment firm. As part of the transaction, Thomson Reuters will sell a 51% stake in its Global Print business to capital accounts advised by KKR and retain a 49% equity interest in the joint venture. Thomson Reuters will receive approximately $500 million in gross proceeds at closing and expects the transaction to close in the fourth quarter of 2026, subject to specified regulatory approvals and customary closing conditions. We expect to record a pre-tax gain on the transaction at the time of closing.

Thomson Reuters will also maintain intellectual property rights and full editorial control over its content portfolio. This new joint venture will hold an exclusive license to distribute the content in print and on ProView, Global Print’s eBook platform, under which it will pay Thomson Reuters a royalty in return.

The transaction is not subject to any financing conditions. As part of the transaction, Thomson Reuters has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances.

The Global Print business will be classified as a discontinued operation in the third quarter of 2026 and will no longer be a reportable segment.

Return of Capital and Share Consolidation

On May 4, 2026, the company returned $605 million to its shareholders and reduced its common shares outstanding by approximately 6.5 million, in accordance with its previously announced return of capital and share consolidation transactions. The transactions consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares, which was proportional to the special cash distribution.

$600 Million Share Repurchase Program and Common Shares Outstanding

In February 2026, the company announced its plan to repurchase up to $600 million of additional common shares under an amended Normal Course Issuer Bid that was approved by the TSX. In July 2026, the company completed the program, repurchasing a total of 6.2 million common shares for $600 million, consisting of 3.6 million shares for $362 million through June 30, 2026 and 2.6 million shares for $238 million in July 2026.

As of August 3, 2026, Thomson Reuters had approximately 433.2 million common shares outstanding.

Debt Repayment

In May 2026, the company repaid its $500 million 3.35% notes upon maturity with cash on hand and commercial paper borrowings.

Dividends

In February 2026, the company announced a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, representing the 33rd consecutive year of dividend increases and the fifth consecutive 10% increase. A quarterly dividend of $0.655 per share is payable on September 10, 2026 to common shareholders of record as of August 19, 2026.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

In the first quarter of 2026, the company changed its segment reporting to reflect how it currently manages its segments. The change reflects the transfer of certain customers and their related revenues and expenses among the company’s Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of the company’s segments, but do not change its consolidated financial results. The following summarizes the changes to the applicable segment’s reported amounts.

Three months ended June 30, 2025

●	Legal Professionals revenues decreased $5 million to $704 million, adjusted EBITDA was unchanged at $339 million and adjusted EBITDA margin increased 30 basis points to 48.1%;
●	Corporates revenues increased $8 million to $480 million, adjusted EBITDA increased $3 million to $172 million and adjusted EBITDA margin was unchanged at 35.7%; and
●	Tax, Audit & Accounting Professionals revenues decreased $3 million to $274 million, adjusted EBITDA decreased $3 million to $110 million and adjusted EBITDA margin decreased 40 basis points to 38.9%.

Thomson Reuters Reports Second-Quarter 2026 Results

Six months ended June 30, 2025

●	Legal Professionals revenues decreased $10 million to $1,392 million, adjusted EBITDA was unchanged at $675 million and adjusted EBITDA margin increased 30 basis points to 48.4%;
●	Corporates revenues increased $15 million to $1,028 million, adjusted EBITDA increased $5 million to $387 million and adjusted EBITDA margin decreased 10 basis points to 37.6%; and
●	Tax, Audit & Accounting Professionals revenues decreased $5 million to $632 million, adjusted EBITDA decreased $5 million to $318 million and adjusted EBITDA margin decreased 20 basis points to 48.9%.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2026 Outlook” section, and statements regarding the company’s expectations with respect to the Global Print transaction including its current expectation that the transaction will close in the fourth quarter of 2026 are forward looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-32 in the “Risk Factors” section of the company’s 2025 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of thomsonreuters.com.

The company’s 2026 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2026 business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s 2026 business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2026 outlook see pages 16-17 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2026. The company’s quarterly MD&A and annual report were filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of thomsonreuters.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Zoe Zanettos Director, Corporate Communications +1 647 202 8948 zoe.zanettos@thomsonreuters.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2026 results and its 2026 business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
CONTINUING OPERATIONS
Revenues	$1,954	$1,785	$4,041	$3,685
Operating expenses	(1,211)	(1,124)	(2,414)	(2,232)
Depreciation	(27)	(28)	(55)	(55)
Amortization of software	(201)	(178)	(394)	(352)
Amortization of other identifiable intangible assets	(25)	(24)	(49)	(49)
Other operating gains, net	68	5	68	2

Operating profit	558	436	1,197	999
Finance costs, net:
Net interest expense	(47)	(35)	(86)	(65)
Other finance income (costs)	8	(48)	17	(58)

Income before tax and equity method investments	519	353	1,128	876
Share of post-tax losses in equity method investments	(4)	(4)	(11)	(10)
Tax expense	(71)	(52)	(196)	(144)

Earnings from continuing operations	444	297	921	722
Earnings (loss) from discontinued operations, net of tax	4	16	(14)	25

Net earnings	$448	$313	$907	$747

Earnings attributable to common shareholders	$448	$313	$907	$747
Earnings per share:
Basic and diluted earnings (loss) per share:
From continuing operations	$1.01	$0.66	$2.08	$1.60
From discontinued operations	0.01	0.03	(0.03)	0.05

Basic and diluted earnings per share	$1.02	$0.69	$2.05	$1.65

Basic weighted-average common shares	438,500,639	450,673,826	441,515,334	450,481,106

Diluted weighted-average common shares	438,611,374	451,204,832	441,709,328	451,025,807

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$577	$511
Trade and other receivables	1,127	1,143
Other financial assets	116	94
Prepaid expenses and other current assets	449	480

Current assets	2,269	2,228
Property and equipment, net	342	361
Software, net	1,711	1,645
Other identifiable intangible assets, net	3,058	3,102
Goodwill	8,094	7,913
Equity method investments	168	202
Other financial assets	469	466
Other non-current assets	705	680
Deferred tax	1,263	1,343

Total assets	$18,079	$17,940

Liabilities and equity
Liabilities
Current indebtedness	$1,618	$795
Payables, accruals and provisions	1,014	1,090
Current tax liabilities	240	224
Deferred revenue	1,256	1,251
Other financial liabilities	318	108

Current liabilities	4,446	3,468
Long-term indebtedness	1,323	1,328
Provisions and other non-current liabilities	597	656
Other financial liabilities	206	210
Deferred tax	382	364

Total liabilities	6,954	6,026

Equity
Capital	3,031	3,597
Retained earnings	9,047	9,220
Accumulated other comprehensive loss	(953)	(903)

Total equity	11,125	11,914

Total liabilities and equity	$18,079	$17,940

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$444	$297	$921	$722
Adjustments for:
Depreciation	27	28	55	55
Amortization of software	201	178	394	352
Amortization of other identifiable intangible assets	25	24	49	49
Share of post-tax losses in equity method investments	4	4	11	10
Deferred tax	12	(1)	48	18
Other	1	105	47	169
Changes in working capital and other items	207	107	(98)	(186)

Operating cash flows from continuing operations	921	742	1,427	1,189
Operating cash flows from discontinued operations	(1)	4	(2)	2

Net cash provided by operating activities	920	746	1,425	1,191

Investing activities
Acquisitions, net of cash acquired	(36)	(24)	(248)	(630)
Proceeds related to disposals of businesses and investments, net of taxes	7	5	8	5
Capital expenditures	(177)	(163)	(333)	(314)
Other investing activities	—	—	—	1

Net cash used in investing activities	(206)	(182)	(573)	(938)

Financing activities
Repayments of debt	(500)	(999)	(500)	(999)
Net borrowings under short-term loan facilities	983	—	1,305	—
Payments of lease principal	(15)	(16)	(31)	(33)
Payments for return of capital on common shares	(605)	—	(605)	—
Repurchases of common shares	(100)	—	(362)	—
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(275)	(260)	(555)	(519)
Other financing activities	(24)	1	(35)	(10)

Net cash used in financing activities	(537)	(1,275)	(785)	(1,563)

Translation adjustments	—	4	(1)	6

Increase (decrease) in cash and cash equivalents	177	(707)	66	(1,304)
Cash and cash equivalents at beginning of period	400	1,371	511	1,968

Cash and cash equivalents at end of period	$577	$664	$577	$664

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Earnings from continuing operations	$444	$297	$921	$722	$1,483
Adjustments to remove:
Tax expense	71	52	196	144	423
Other finance (income) costs	(8)	48	(17)	58	55
Net interest expense	47	35	86	65	143
Amortization of other identifiable intangible assets	25	24	49	49	98
Amortization of software	201	178	394	352	721
Depreciation	27	28	55	55	111

EBITDA	$807	$662	$1,684	$1,445	$3,034
Adjustments to remove:
Share of post-tax losses in equity method investments	4	4	11	10	28
Other operating gains, net	(68)	(5)	(68)	(2)	(164)
Fair value adjustments*	2	17	(1)	34	38

Adjusted EBITDA(1)	$745	$678	$1,626	$1,487	$2,936

Adjusted EBITDA margin(1)	38.1%	37.8%	40.2%	40.1%	39.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Net cash provided by operating activities	$920	$746	$1,425	$1,191	$2,651
Capital expenditures	(177)	(163)	(333)	(314)	(634)
Other investing activities	—	—	—	1	1
Payments of lease principal	(15)	(16)	(31)	(33)	(64)
Dividends paid on preference shares	(1)	(1)	(2)	(2)	(4)

Free cash flow(1)	$727	$566	$1,059	$843	$1,950

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2025
Capital expenditures	$634
Remove: IFRS adjustment to cash basis	(18)

Accrued capital expenditures(1)	$616

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
Net earnings	$448	$313	$907	$747	$1,502
Adjustments to remove:
Fair value adjustments*	2	17	(1)	34	38
Amortization of acquired software	60	52	116	101	206
Amortization of other identifiable intangible assets	25	24	49	49	98
Other operating gains, net	(68)	(5)	(68)	(2)	(164)
Other finance (income) costs	(8)	48	(17)	58	55
Share of post-tax losses in equity method investments	4	4	11	10	28
Tax on above items(1)	(20)	(22)	(34)	(46)	(35)
Tax items impacting comparability(1)	(3)	(21)	(4)	(20)	57
(Earnings) loss from discontinued operations, net of tax	(4)	(16)	14	(25)	(19)
Interim period effective tax rate normalization(1)	—	1	11	(4)	—
Dividends declared on preference shares	(1)	(1)	(2)	(2)	(4)

Adjusted earnings(1)	$435	$394	$982	$900	$1,762

Adjusted EPS(1)	$0.99	$0.87	$2.22	$2.00

Total change	14%		11%
Foreign currency	1%		1%
Constant currency	13%		11%
Diluted weighted-average common shares (millions)	438.6	451.2	441.7	451.0

Reconciliation of Full-Year Effective Tax Rate on Adjusted Earnings(1)	Year ended December 31,
2025
Adjusted earnings	$1,762
Plus: Dividends declared on preference shares	4
Plus: Tax expense on adjusted earnings	401

Pre-tax adjusted earnings	$2,167

IFRS tax expense	$423
Remove tax related to:
Amortization of acquired software	46
Amortization of other identifiable intangible assets	23
Share of post-tax losses in equity method investments	2
Other finance costs	2
Other operating gains, net	(43)
Other items	5

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	35
Remove: Tax items impacting comparability	(57)

Total – Remove all items impacting comparability	(22)

Tax expense on adjusted earnings	$401

Effective tax rate on adjusted earnings	18.5%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended June 30,		Change
	2026	2025	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$772	$704	10%	0%	9%	0%	10%
Corporates	537	480	12%	1%	11%	0%	10%
Tax, Audit & Accounting Professionals	311	274	14%	2%	12%	4%	8%

“Big 3” Segments Combined(1)	1,620	1,458	11%	1%	10%	1%	10%
Reuters	229	218	5%	0%	5%	1%	4%
Global Print	111	114	-3%	0%	-3%	0%	-3%
Eliminations/Rounding	(6)	(5)

Total Revenues	$1,954	$1,785	9%	1%	9%	1%	8%

Recurring Revenues
Legal Professionals	$748	$684	10%	0%	9%	0%	9%
Corporates	462	421	10%	1%	9%	0%	9%
Tax, Audit & Accounting Professionals	209	187	12%	2%	9%	0%	9%

“Big 3” Segments Combined(1)	1,419	1,292	10%	1%	9%	0%	9%
Reuters	188	176	7%	0%	6%	1%	6%
Eliminations/Rounding	(6)	(5)

Total Recurring Revenues	$1,601	$1,463	9%	1%	9%	0%	9%

Transactions Revenues
Legal Professionals	$24	$20	16%	0%	16%	-2%	18%
Corporates	75	59	27%	0%	27%	3%	24%
Tax, Audit & Accounting Professionals	102	87	17%	0%	17%	11%	6%

“Big 3” Segments Combined(1)	201	166	21%	0%	20%	7%	13%
Reuters	41	42	-2%	-3%	1%	1%	-1%
Eliminations/Rounding	—	—

Total Transactions Revenues	$242	$208	16%	0%	16%	6%	11%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six months ended June 30,		Change
	2026	2025	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$1,528	$1,392	10%	1%	9%	0%	9%
Corporates	1,145	1,028	11%	1%	10%	0%	10%
Tax, Audit & Accounting Professionals	721	632	14%	1%	13%	3%	9%

“Big 3” Segments Combined(1)	3,394	3,052	11%	1%	10%	1%	9%
Reuters	441	414	6%	0%	6%	1%	5%
Global Print	223	230	-3%	1%	-4%	0%	-4%
Eliminations/Rounding	(17)	(11)

Total Revenues	$4,041	$3,685	10%	1%	9%	1%	8%

Recurring Revenues
Legal Professionals	$1,487	$1,354	10%	1%	9%	0%	9%
Corporates	911	828	10%	1%	8%	0%	8%
Tax, Audit & Accounting Professionals	438	392	12%	2%	10%	0%	10%

“Big 3” Segments Combined(1)	2,836	2,574	10%	1%	9%	0%	9%
Reuters	374	351	7%	1%	6%	1%	5%
Eliminations/Rounding	(14)	(11)

Total Recurring Revenues	$3,196	$2,914	10%	1%	9%	0%	8%

Transactions Revenues
Legal Professionals	$41	$38	8%	1%	8%	-1%	9%
Corporates	234	200	17%	1%	17%	1%	16%
Tax, Audit & Accounting Professionals	283	240	18%	0%	18%	9%	9%

“Big 3” Segments Combined(1)	558	478	17%	0%	17%	5%	12%
Reuters	67	63	6%	-2%	8%	2%	6%
Eliminations/Rounding	(3)	—

Total Transactions Revenues	$622	$541	15%	0%	15%	4%	10%

	Year ended December 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,843	$2,902	-2%	0%	-2%	-10%	8%
Corporates	2,023	1,875	8%	0%	7%	-1%	9%
Tax, Audit & Accounting Professionals	1,291	1,154	12%	-1%	13%	3%	11%

“Big 3” Segments Combined(1)	6,157	5,931	4%	0%	4%	-5%	9%
Reuters	853	832	3%	1%	2%	1%	1%
Global Print	490	519	-6%	0%	-5%	0%	-5%
Eliminations/Rounding	(24)	(24)

Total Revenues	$7,476	$7,258	3%	0%	3%	-4%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended June 30,		Change
	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$371	$339	10%	0%	9%
Corporates	200	172	17%	2%	15%
Tax, Audit & Accounting Professionals	120	110	9%	2%	7%

“Big 3” Segments Combined(1)	691	621	12%	1%	10%
Reuters	48	45	5%	-5%	10%
Global Print	42	41	2%	1%	1%
Corporate costs	(36)	(29)	n/a	n/a	n/a

Total Adjusted EBITDA	$745	$678	10%	1%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.1%	48.1%	0bp	10bp	-10bp
Corporates	37.2%	35.7%	150bp	20bp	130bp
Tax, Audit & Accounting Professionals	38.7%	38.9%	-20bp	20bp	-40bp
“Big 3” Segments Combined(1)	42.7%	42.3%	40bp	10bp	30bp
Reuters	20.8%	20.8%	0bp	-80bp	80bp
Global Print	37.7%	36.0%	170bp	20bp	150bp
Total Adjusted EBITDA Margin	38.1%	37.8%	30bp	10bp	20bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six months ended June 30,		Change
	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$736	$675	9%	1%	9%
Corporates	443	387	15%	1%	14%
Tax, Audit & Accounting Professionals	341	318	7%	1%	6%

“Big 3” Segments Combined(1)	1,520	1,380	10%	1%	9%
Reuters	82	84	-3%	-7%	4%
Global Print	85	85	0%	1%	-1%
Corporate costs	(61)	(62)	n/a	n/a	n/a

Total Adjusted EBITDA	$1,626	$1,487	9%	0%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.2%	48.4%	-20bp	0bp	-20bp
Corporates	38.7%	37.6%	110bp	-20bp	130bp
Tax, Audit & Accounting Professionals	47.3%	48.9%	-160bp	-20bp	-140bp
“Big 3” Segments Combined(1)	44.8%	44.9%	-10bp	-10bp	0bp
Reuters	18.6%	20.4%	-180bp	-130bp	-50bp
Global Print	38.2%	36.9%	130bp	10bp	120bp
Total Adjusted EBITDA Margin	40.2%	40.1%	10bp	-20bp	30bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

(millions of U.S. dollars) (unaudited) Three months ended June 30, 2026	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$772	—	$772	$371	48.1%
Corporates	537	—	537	200	37.2%
Tax, Audit & Accounting Professionals	311	—	311	120	38.7%

“Big 3” Segments Combined(1)	1,620	—	1,620	691	42.7%
Reuters	229	—	229	48	20.8%
Global Print	111	—	111	42	37.7%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(36)	n/a

Consolidated totals	$1,954	—	$1,954	$745	38.1%

Six months ended June 30, 2026
Legal Professionals	$1,528	—	$1,528	$736	48.2%
Corporates	1,145	—	1,145	443	38.7%
Tax, Audit & Accounting Professionals	721	—	721	341	47.3%

“Big 3” Segments Combined(1)	3,394	—	3,394	1,520	44.8%
Reuters	441	—	441	82	18.6%
Global Print	223	—	223	85	38.2%
Eliminations/Rounding	(17)	—	(17)	—	n/a
Corporate costs	—	—	—	(61)	n/a

Consolidated totals	$4,041	—	$4,041	$1,626	40.2%

Three months ended June 30, 2025
Legal Professionals	$704	—	$704	$339	48.1%
Corporates	480	—	480	172	35.7%
Tax, Audit & Accounting Professionals	274	$10	284	110	38.9%

“Big 3” Segments Combined(1)	1,458	10	1,468	621	42.3%
Reuters	218	—	218	45	20.8%
Global Print	114	—	114	41	36.0%
Eliminations/Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,785	$10	$1,795	$678	37.8%

Six months ended June 30, 2025
Legal Professionals	$1,392	—	$1,392	$675	48.4%
Corporates	1,028	—	1,028	387	37.6%
Tax, Audit & Accounting Professionals	632	$20	652	318	48.9%

“Big 3” Segments Combined(1)	3,052	20	3,072	1,380	44.9%
Reuters	414	—	414	84	20.4%
Global Print	230	—	230	85	36.9%
Eliminations/Rounding	(11)	—	(11)	—	n/a
Corporate costs	—	—	—	(62)	n/a

Consolidated totals	$3,685	$20	$3,705	$1,487	40.1%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2025

Adjusted EBITDA(1)
Legal Professionals	$1,354
Corporates	727
Tax, Audit & Accounting Professionals	614

“Big 3” Segments Combined(1)	2,695
Reuters	174
Global Print	185
Corporate costs	(118)

Total Adjusted EBITDA	$2,936

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,695
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$6,177
Adjusted EBITDA margin	43.6%
Consolidated(1)
Adjusted EBITDA	$2,936
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$7,496
Adjusted EBITDA margin	39.2%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	June 30, 2026	December 31, 2025
Current indebtedness	$1,618	$795
Long-term indebtedness	1,323	1,328

Total debt	2,941	2,123
Swaps	23	16

Total debt after swaps	2,964	2,139
Remove fair value adjustments for hedges	(3)	(2)

Total debt after hedging arrangements	2,961	2,137
Collateral assets	(25)	(7)
Remove transaction costs, premiums or discounts, included in the carrying value of debt	28	28
Add: Lease liabilities (current and non-current)	241	249
Less: Cash and cash equivalents	(577)	(511)

Net debt	$2,628	$1,896

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$3,075	$2,936
Net debt/adjusted EBITDA	0.9:1	0.6:1

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2026 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin	Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax expense or benefit plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at constant currency	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an organic basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal planning purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to manage risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. Since the company plans to hold its debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.